Exhibit 99.02

THIRD AMENDMENT

TO THE

CARDINAL HEALTH 401(k) SAVINGS PLAN

(As amended and restated January 1, 2005)

Background Information

A.	Cardinal Health, Inc. (“Cardinal Health”) established and maintains the Cardinal Health 401(k) Savings Plan (the “Plan”) for the benefit of participants and their beneficiaries.

B.	The Cardinal Health, Inc. Financial Benefit Plans Committee (the “Committee”) oversees the administration of the Plan and is authorized to amend the Plan.

C.	The Committee desires to amend the Plan to modify the definition of Compensation to exclude certain bonus payments that are partially or entirely guaranteed without regard to performance-based payment criteria.

D.	Section 12.02 of the Plan permits the amendment of the Plan at any time.

Amendment of the Plan

The Plan is hereby amended, effective September 1, 2006, as set forth below:

1.	Section 1.10A. of the Plan is amended by the addition of a new subsection (vii) thereunder to read as follows:

(vii)	Any bonus payment, including payments under the Cardinal Health, Inc. Management Incentive Plan (“MIP”) as originally established August 14, 1996 and amended and restated from time to time, if such bonus payment is wholly or partially payable without regard to the attainment of a performance-based goal (i.e., guaranteed).

2.	All other Plan provisions shall remain in full force and effect.

CARDINAL HEALTH, INC.

By:	/s/ Susan Nelson
Susan Nelson
Its:	Senior Vice President of Total Rewards

Date:	8/28/06